SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 30, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated on November 30, the Company, together with third parties, has successfully completed the operation reported on September 4. With this operation, all of the shares owned by Rigby Madison LLC in Rigby 183 LLC, equivalent to 33.36%, were acquired. Rigby 183 LLC owns the building located in 183 Madison Av, Manhattan.

At this date, the entire balance for this operation has been canceled. The transaction was financed mainly by increasing a non-recourse loan secured by a mortgage, which was increased from USD 50 million to USD 75 million.

As of today, IRSA's interest, directly or indirectly, in Rigby 183 LLC amounts to 74.50% of its share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima
December 3, 2012
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets